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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                               AMENDMENT NO. 3 TO
                                 SCHEDULE 13E-3

              RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

                     OF THE SECURITIES EXCHANGE ACT OF 1934


                          Novel Denim Holdings Limited
                -------------------------------------------------
                              (Name of the Issuer)


                          Novel Denim Holdings Limited
                             NDH Acquisition Limited
                           Novel Apparel (BVI) Limited
                          Novel Holdings (BVI) Limited
                                Westleigh Limited
                                 Kee Chung Chao
                -------------------------------------------------
                      (Name of Person(s) Filing Statement)


                   Ordinary Shares, par value $1.00 per share
                -------------------------------------------------
                         (Title of Class of Securities)


                                    G6674P109
                -------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                Mario Ponce, Esq.
                         Simpson Thacher & Bartlett LLP
                              425 Lexington Avenue
                            New York, New York 10017
                                 (212) 455-2000

                -------------------------------------------------
      (Name, Address, and Telephone Numbers of Person Authorized to Receive
        Notices and Communications on Behalf of Persons Filing Statement)

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This statement is filed in connection with (check the appropriate box):

   a.  [ ]   The filing of solicitation materials or an information statement subject to Regulation 14A (ss.ss.240.14a-1 through 240.14b-2),
             Regulation 14C (ss.ss.240.14c-1 through 240.14c-101) or Rule
             13e-3(c) (ss.240.13e-3(c)) under the Securities Exchange Act of
             1934 (the "Act").
   b.  [ ]   The filing of a registration statement under the
             Securities Act of 1933.
   c.  [ ]   A tender offer.
   d.  [X]   None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [X]

                            Calculation of Filing Fee

               Transaction Valuation        Amount of Filing Fee
                  $3,567,370.80*                    $420

*Calculated solely for purposes of determining the filing fee. The transaction valuation assumes the payment for 2,972,809 ordinary shares of the subject company at $1.20 per share in cash.

Check the box if any part of the fee is offset as provided by ss.240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing. [ ]

              Amount Previously Paid:           Filing Party:
             Form or Registration No.:           Date Filed:


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                                  INTRODUCTION

    This Amendment No. 3 (this "Amendment") to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") amends and supplements the
Schedule 13E-3 filed on January 6, 2005, and as amended on February 1, 2005 and February 4, 2005 by Novel Denim Holdings Limited, a British Virgin Islands international business company ("Novel Denim"), the issuer of the equity securities that are subject to the Rule 13e-3 transaction, and each of NDH Acquisition Limited, a British Virgin Islands international business company and a direct wholly-owned subsidiary of the Company ("NDHA"), Novel Apparel (BVI) Limited, a British Virgin Islands international business company ("Apparel"), Novel Holdings (BVI) Limited, a British Virgin Islands international business company ("Holdings"), Westleigh Limited, a British Virgin Islands international business company, and Kee Chung Chao, pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 promulgated thereunder. The Schedule 13E-3 relates to the Agreement and Plan of Merger dated as of December 13, 2004 by and among Novel Denim, NDHA, Apparel and Holdings pursuant to which NDHA will be merged with and into Novel Denim, with Novel Denim continuing as the surviving company. Apparel and Kee Chung Chao, Director, Chief Executive Officer and President of Novel Denim, collectively own 63% of the total number of issued and outstanding ordinary shares of Novel Denim.

    The purpose of this Amendment is to file a final amendment to the Schedule 13E-3 pursuant to Rule 13e-3(d)(3) of the Securities Exchange Act of 1934.

    Upon completion of the merger, the issued and outstanding ordinary shares of Novel Denim owned by Kee Chung Chao (who owns 505,000 ordinary shares of Novel Denim, representing 6.3% of the issued and outstanding ordinary shares, as well as 20% of the outstanding ordinary shares of Apparel) and Apparel (which owns 4,550,000 ordinary shares of Novel Denim, representing 56.7% of the issued and outstanding ordinary shares and which is wholly-owned directly by Kee Chung Chao and indirectly by other members of the Chao family (including Messrs. Silas Chou, Ronald Chao and K.P. Chao and Ms. Susana Chou) would be converted into the right to receive ordinary shares of the surviving company. All other ordinary shares of Novel Denim would be converted into the right to receive $1.20 per share in cash, without interest. Each outstanding option to acquire ordinary shares of Novel Denim would be converted into the right to receive in cash an amount equal to the product of (a) the number of ordinary shares previously subject to such option and (b) the excess, if any, of $1.20 over the exercise price per ordinary share previously subject to such option, without interest. As a result of the merger, Novel Denim will be wholly-owned directly and indirectly by Kee Chung Chao and other members of the Chao family (including Messrs. Silas Chou, Ronald Chao and K.P. Chao and Ms. Susana Chou).

    Novel Denim previously submitted a proxy statement (the "Proxy Statement") with respect to its intention of soliciting proxies in connection with the special meeting of members at which its members considered and voted to approve the proposal to adopt the merger agreement and approve the merger. As a foreign private issuer, the securities of Novel Denim are exempt from Sections 14(a) and 14(c) of the Securities Exchange Act of 1934 pursuant to Rule 3a12-3 of the Act. The information contained in the Proxy Statement, including all annexes thereto, is hereby expressly incorporated herein by reference.

    In accordance with the rules of the SEC, the filing parties are providing the information set forth below. The information in the Proxy Statement, including all exhibits thereto, is expressly incorporated herein by reference in response to all items of this statement.

Item 15.  Additional Information.

    At the February 28, 2005 special meeting of the Novel Denim members, holders of approximately [__]% of the outstanding shares of the ordinary shares of Novel Denim entitled to vote at the special meeting were represented in person or by proxy. At the special meeting, the merger agreement and the merger were formally approved and adopted by the holders of approximately [__]% of the outstanding ordinary shares of Novel Denim entitled to vote at the special meeting (which represents approximately [__]% of the ordinary shares of Novel Denim represented at the special meeting). On February 28, 2005, Novel Denim filed its articles of merger with the Registrar of Companies in the British Virgin Islands, pursuant to which the merger and the other transactions contemplated under the merger agreement were consummated. The merger became effective as of the date of the filing, at which time:


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    o   each ordinary share of Novel Denim outstanding at the effective time of the merger held by Apparel or Kee Chung Chao was converted into the right to receive ordinary shares of the surviving company;

    o each ordinary share of Novel Denim outstanding at the effective time of the merger (other than shares held by Apparel or Kee Chung Chao or shares held by dissenting members who exercise and perfect their appraisal rights under the laws of the British Virgin Islands) was converted into the right to receive $1.20 per share in cash, without interest; and

    o each holder of an outstanding option to acquire ordinary shares of Novel Denim will be able to receive in cash an amount equal to the product of
        (a) the number of ordinary shares previously subject to such option and
        (b) the excess, if any, of $1.20 over the exercise price per ordinary share previously subject to such option, without interest.

    As a result of the merger, the members of Novel Denim (other than Kee Chung Chao, Apparel and persons holding direct and indirect interests in Apparel) will no longer have any interest in, and will no longer be member of, Novel Denim and will not participate in the future earnings or growth of Novel Denim, if any. In addition, the ordinary shares of Novel Denim will no longer be publicly traded.


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Item 1.     Exhibits.

                                  EXHIBIT INDEX

(a)(1) Press Release issued by the Company on November 24, 2004 (incorporated by reference to the Report on Form 6-K filed by the Company on November 30, 2004).*
(a)(2) Press Release issued by the Company on December 13, 2004 (incorporated by reference to the Report on Form 6-K filed by the Company on December 14, 2004).*
(a)(3)       Proxy Statement of the Company.*
(a)(4) Interim Financial Statements for the six months ended September 30, 2004 (included as Appendix D to the Proxy Statement).*
(c)(1) Fairness opinion of Benedetto, Gartland & Company, Inc., dated December 10, 2004 (included as Appendix A to the Proxy Statement).*
(c)(2) Presentation, dated November 22, 2004, to the Special Committee of the Board of Directors of the Company by Benedetto, Gartland & Company, Inc.*
(c)(3) Presentation, dated December 10, 2004, to the Special Committee of the Board of Directors of the Company by Benedetto, Gartland & Company, Inc.*
(f) Section 83 of the International Business Companies Act (Cap 291) of the British Virgin Islands.*

----------------------
*  Previously Filed


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                                    SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    Novel Denim Holdings Limited

                                    By:  /s/ Kee Chung Chao
                                         -------------------------
                                        Name: Kee Chung Chao
                                        Title:  Director, Chief
                                        Executive Officer and President


                                    NDH Acquisition Limited

                                    By:  /s/ Kee Chung Chao
                                         -------------------------
                                         Name:  Kee Chung Chao
                                         Title:  Director


                                    Novel Apparel (BVI) Limited

                                    By:  /s/ Silas K.F. Chou
                                         -------------------------
                                         Name:  Silas K.F. Chou
                                         Title:  Director


                                    Novel Holdings (BVI) Limited

                                    By:  /s/ Silas K.F. Chou
                                         -------------------------
                                         Name:  Silas K.F. Chou
                                         Title:  Director


                                    Westleigh Limited

                                    By:  /s/ Silas K.F. Chou
                                         -------------------------
                                         Name:  Silas K.F. Chou
                                         Title:  Director


                                    /s/ Kee Chung Chao
                                    ------------------------------
                                    Kee Chung Chao


Dated: February 28, 2005


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